SCO CAPITAL PARTNERS LLC

June 27, 2007

Board of Directors

Bioenvision, Inc.

345 Park Avenue, 41st Floor

New York, New York  10154

Bioenvision Board Members:

As we have said in previous letters to you, SCO does not believe that Genzyme’s offer of $5.60 per share reflects the true value of Bioenvision and the clofarabine franchise.  As such, SCO will not be tendering its Bioenvision shares.

As we have stated, the market has spoken.  Since the announcement of the offer, over 40 million shares have traded above the $5.60 offer price, and numerous lawsuits have been filed against Bioenvision and others in response to the offer.

Bioenvision recently sent the UBS “Fairness Opinion” to shareholders, together with a Schedule 14D-9 to Amendment 4 to the Tender Offer.  Rather than provide any real comfort as to Genzyme’s and Bioenvision’s position that the transaction is fair, it heightens our concerns regarding the lack of a formal sales process, the lack of fairness in the $5.60 offer price, and the appearance of conflicts of interests among the parties, and UBS Securities LLC.  We make the following observations concerning the fairness opinion:

•

The two-page letter of May 28, 2007 (the “Letter”) was one of the shortest and least detailed fairness opinions that we’ve ever read.  The criticisms of which likely led to the above-referenced Schedule 14D-9, which included lists of comparable transactions, but no valuation data points, and a set of projections which is inconsistent with those provide historically from Wall Street research analysts (which, presumably, were generated with guidance by the Bioenvision management team).

•

The Letter was filled with language that calls into question the fairness of the transaction, including sentences such as “Our opinion does not address the relative merits of the Transaction compared to other business strategies or transactions that might be available to Bioenvision …”, and “Our opinion does not constitute a recommendation to any stockholder of Bioenvision as to whether such stockholder should tender shares of Bioenvision Common Stock in the Tender Offer or how such stockholder should vote or act with respect to Transaction.”  If one does not have an opinion on the merits of the Transaction, nor make any recommendations as to what shareholders should do, what exactly

1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK 10019

Telephone:  212-554-4158   Fax:  212-554-4058

is UBS saying, and what comfort did Bioenvision’s Board of Directors gain by paying for such an opinion?

•

According to Genzyme’s and Bioenvision’s filings, in the past two years, Genzyme has paid UBS banking fees of $5.6 million.  In the past four years, Genzyme has paid UBS banking fees totaling $21.1 million.  Additionally, UBS asset management organizations own 6.28% of Genzyme common stock.  Also, affiliates of UBS purchased shares in the April 2007 ill-timed, dilutive equity offering of Bioenvision at $3.75 per share.  All of these facts raise serious concerns about UBS’ objectivity.

•

A UBS Securities research analyst had a price target of $13.00 for Bioenvision.  We can not understand how UBS Securities can now conclude that an offer of $5.60 is fair, when its own research analyst has a price target of $13.00 per share.

•

Other research analysts had share price targets for Bioenvision well above the $5.60 offer, including CIBC World Markets ($8.00), Rodman & Renshaw ($12.00), Oppenheimer & Co. ($11.00) and FBR Capital Markets ($9.00).  JP Morgan, who led a public secondary offering of Bioenvision at $8.00 per share, had an “overweight” rating on Bioenvision.

We reiterate our opposition to the Genzyme offer on the grounds that it is very inadequate, representing a value of less than one-times projected forward revenues.  We take no comfort in the UBS Securities LLC opinion that the transaction is fair, given the appearances of conflicts, and the fact that its own research analyst had a share price target of $13.00.

Sincerely,

/s/ Steven H. Rouhandeh

Steven H. Rouhandeh

1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK 10019

TELEPHONE:  212-554-4158   FAX: 212-554-4058